UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

HERCULES OFFSHORE, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-0402575
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9 Greenway Plaza, Suite 2200
Houston, Texas	77046
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

[N/A]

Securities to be registered pursuant to Section 12(g) of the Act:

Warrants to purchase Common Stock, $0.01 par value per share, exercisable on or before November 8, 2021

(title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

As previously reported, on August 13, 2015, Hercules Offshore, Inc. (the “Company”) and certain of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Court”), Case No. 15-11685. On September 24, 2015, the Court confirmed the Joint Prepackaged Plan of Reorganization of the Debtors (the “Plan”). The Plan will become effective on November 6, 2015 (the “Effective Date”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Warrant Agreement.

This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended, warrants to purchase shares of a new class of common stock, par value $0.01 per share (the “Common Stock”) at an exercise price of $70.50 per share (the “Warrants”). All previously issued and outstanding shares of the Company’s common stock and all other previously issued and outstanding Equity Interests (as defined in the Plan) in the Debtors will be cancelled upon the effectiveness of the Plan.

Warrants

General. On November 6, the Company entered into a warrant agreement (the “Warrant Agreement”) with American Stock Transfer & Trust Company, LLC (the “Warrant Agent”). The below description of the Warrant Agreement is qualified in its entirety by reference to the Warrant Agreement. A copy of the Warrant Agreement is attached hereto as Exhibit 4.1.

In accordance with the Plan, the Company will issue Warrants to the holders of Equity Interests (as defined in the Plan) (the “Initial Beneficial Holders”), totaling 5,000,000 Warrants outstanding, exercisable until the Expiration Date, to purchase up to an aggregate of 5,000,000 shares of Common Stock at an initial exercise price of $70.50 per share, subject to adjustment as provided in the Warrant Agreement. All unexercised Warrants shall expire, and the rights of Initial Beneficial Holders of such Warrants to purchase Common Stock shall terminate at the close of business on the first to occur of (i) the sixth anniversary of the Effective Date or (ii) the date of completion of (A) any Affiliated Asset Sale or (B) a Change of Control (as defined in the Warrant Agreement).

No Rights As Stockholders. Pursuant to Article 5, Section 5.01 of the Warrant Agreement, nothing contained in the Warrant Agreement shall be construed as conferring upon any holder of Warrants, by virtue of holding or having a beneficial interest in the Warrants, the right to vote, to consent, to receive any Cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of shares of Common Stock, or to exercise any rights whatsoever as a stockholder of the Company unless, until and only to the extent such holder of Warrants becomes a holder of record of shares of Common Stock issued upon settlement of Warrants.

Adjustments. The number of shares of Common Stock for which a Warrant is exercisable, and the exercise price per share of such Warrant are subject to adjustment from time to time pursuant to Article 4 of the Warrant Agreement upon the occurrence of certain events, including the issuance of a dividend to all holders of Common Shares (such exercise price, as adjusted, the “Exercise Price”), the payment in respect to any tender offer or exchange offer by the Company for shares of Common Stock, or the occurrence of a Reorganization Event (as defined in the Warrant Agreement).

Reorganization Event. Upon the occurrence of certain events constituting a Fundamental Equity Change (other than a Non-Affiliate Combination) or a reorganization, recapitalization, reclassification, consolidation, merger or similar event as a result of which the Common Stock would be converted into, changed into or exchanged for, stock, other securities, other property or assets (including Cash or any combination thereof), each holder of a Warrant will have the right to receive, upon exercise of a Warrant, an amount of securities, Cash or other property received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such Warrant is exercisable immediately prior to such event.

Net Share Settlement. The Warrant permits a Warrant holder to elect to exercise the Warrant such that no payment of Cash will be required in connection with such exercise (“Net Share Settlement”). If Net Share Settlement is elected, the Company shall deliver, without any Cash payment therefor, a number of shares of Common Stock equal to the quotient determined by dividing (i) the Fair Value (as of the Exercise Date, each as defined in the Warrant Agreement) of the number of shares of Common Stock deliverable pursuant to Full Physical Settlement minus the Exercise Price that would be payable pursuant to Full Physical Settlement by (ii) the Fair Value determined pursuant to the above clause (i).

Item 2.	Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A:

3.1.	Second Amended and Restated Certificate of Incorporation of Hercules Offshore, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-A filed November 6, 2015).

3.2	Second Amended and Restated By-Laws of Hercules Offshore, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-A filed November 6, 2015).

4.1	Warrant Agreement between Hercules Offshore, Inc. and American Stock Transfer & Trust Company, LLC, as Warrant Agent, dated as of November 6, 2015.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HERCULES OFFSHORE, INC.

Date: November 6, 2015	By:	/s/ Beau M. Thompson
Beau M. Thompson
Senior Vice President, General Counsel and Secretary